January 28, 2025

VIA E-mail

Corey A. Issing, Esq.
Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, NY 10104

               Re: NB Asset-Based Credit Fund (the    Fund   )
                   File Nos. 811-24037; 333-283996

Dear Mr. Issing:

        We have reviewed the Fund   s registration statement on Form N-2 filed
with the
Securities and Exchange Commission on December 20, 2024, with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement.
All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

       1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

       2. Please supplementally explain if the Fund has submitted or intends to submit any exemptive applications or a no-action request in connection with the registration statement. Please inform us of the anticipated timing of any applications or requests for relief.

       3. Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

       4. Please tell us if you have presented or will present any    test the
waters    materials to
          potential investors in connection with this offering. If so, please provide us with copies of such materials.
 Corey A. Issing
Page 2



                                           Prospectus

Prospectus Cover

       5. Within the prospectus, the disclosure states    the Fund will invest
primarily in Asset-
          Based Credit Investments sourced from lending platforms.    We are
aware that
          industry participants distinguish    asset-based    from
asset-backed    however we
          believe confusion may exist about what these terms mean, the types of investments
          they encompass, what assets they   re based on, how they   re
analyzed for investment
          purposes, and what the risks are. Please include any additional disclosure on the
          Cover and Summary that may assist in clarifying what    Asset-Based
Credit
          Investments    are, including the specific types of investments the
Fund will make and
          how it sources these investments. Please also disclose the credit
quality of the Fund   s
          investments.

       6. In the fourth paragraph, please disclose the intervals between deadlines for repurchase requests, pricing and repayment and the anticipated timing of the Fund's initial repurchase offer. Please also provide a cross-reference to the sections of the prospectus that discuss the Fund's repurchase policies and the attendant risks. See
          Guide 10 to Form N-2.

       7. In the fifth paragraph, the disclosure states generally an investment in the Fund is
          speculative with a substantial risk of loss.    Please disclose and
provide a cross-
          reference to the prospectus discussion of the specific factors that make the offering speculative or one of high risk (e.g., investment in low-rated, unsecured or unrated debt and distressed debt, use of leverage). The cross-reference should be bolded and in at least as large as ten-point modern type and at least two points leaded. See Form
          N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

       8. Footnote 1 to the table at the bottom of the second page refers to
the    investor   s gross
          purchase.    Please clarify in the disclosure what this means.

Summary of Offering Terms

       Investment Strategies (page 1)

       9. Based on your response to Comment #5 above, please disclose in the first paragraph what Asset-Based Credit Investments are so as to clearly indicate the types of
          investments included in the Fund   s 80% test.

       10. In the penultimate paragraph on page 2, please disclose how the Fund
defines    short
           duration.    In the fourth line, immediately preceding the term
high quality   , please
           insert    what it believes to be   , or similar.
 Corey A. Issing
Page 3

       11. The disclosure in this section states the Adviser will partner with lending platforms
           that can originate and source    pools of loans   . The prospectus
disclosure also refers
           to Fund investment in loans originated by    marketplace lending
platforms    and Fund
           investment in    specialty finance lending platforms   . Please
provide us more
           information about the types of borrowers and lending platforms from which the Fund will purchase loans and in which it will invest. Please also disclose the upper limit of
           the Fund   s assets that can be invested in instruments purchased
from lending
           platforms and the types of instruments that would be included under this limit, including the credit quality of the instruments (e.g., will the Fund invest in subprime loans?) We may have more comments after reviewing your response.

          Regarding loans purchased from lending platforms, please disclose, where
          appropriate, that the Fund will only invest through lending platforms that have committed in writing to provide the Fund with individual loan level data that is updated at least as frequently as the Fund calculates its NAV. In addition, please disclose, both in the registration statement and in the valuation policy footnote to the
          Fund   s financial statements, that the Fund has adopted a valuation policy which states
          that (1) the unit of account is at the individual loan level, (2) fair valuation will be performed using inputs which incorporate borrower level data, and (3) the borrower level data is updated as often as NAV is calculated.

          Further, please confirm in correspondence that the Fund understands that a lending platform is an issuer and that if the Fund invests 45% or more of its assets in loans issued by a single platform, then the platform is considered a co-issuer of the Fund under Rule 140 of the Securities Act of 1933. Please also confirm that if the Fund were to be regarded as engaged in a distribution of the securities of a platform, or if a platform were considered a co-issuer with the Fund, the registration statement would need to contain all required disclosure regarding that platform, and that platform would need to execute the registration statement as an issuer and would have issuer
          liability under the    33 Act for the disclosure in the registration
statement.

       12. On page 3, the first bullet discloses that the Fund will invest in securities issued by
           SPVs. In correspondence, please provide us further information on the nature of the
           SPVs. What is the ownership structure of these entities? Are the SPVs exempt from registration under sections 3(c)(1) or 3(c)(7) of the Investment Company Act? If not,
           how are the SPVs characterized? Lastly, please tell us the types of assets expected to be owned by the SPV, including how and by whom the assets will be managed.

       13. On page 4, disclosure in the first full paragraph states that the Fund may invest in
           Asset-Based Credit Investments through Subsidiaries. Regarding the Subsidiaries, please address the following:

              a. Please disclose:

                  i. That the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with each
                       Subsidiary.
 Corey A. Issing
Page 4


                   ii. That the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an
aggregate basis with each
                         Subsidiary so that the Fund treats a Subsidiary   s
debt as its own for
                         purposes of Section 18.

                  iii. That any investment adviser to a Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts
(Section 15) as if it
                         were an investment adviser to the fund under Section
2(a)(20) of the 1940
                         Act. Please note, any investment advisory agreement
between the
                         Subsidiary and its investment adviser is a material
contract that should be
                         included as an exhibit to the registration statement.
If the Adviser is also
                         the adviser to a Subsidiary, then, for purposes of
complying with Section
                         15(c), the reviews of the Fund   s and the Subsidiary
 s investment advisory
                         agreements may be combined.

                  iv. That each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the
custodian of the
                         Subsidiary, if any.

                   v.    Any of the Subsidiary   s principal investment
strategies or principal risks
                         that constitute principal investment strategies or
risks of the Fund. The
                         principal investment strategies and principal risk
disclosures of a Fund that
                         invests in a Subsidiary should reflect aggregate
operations of the Fund and
                         the Subsidiary.

                  vi. That the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in
investment activities in
                         securities or other assets, other than entities
wholly-owned by the Fund.

                  vii. Whether the Subsidiary will be taxable and, if so, the implications to the
                         Fund and investors.

              b. Explain in correspondence whether the financial statements of each
                 Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

              c. Confirm in correspondence that each Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

              d. If a Subsidiary is a foreign corporation, please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.
 Corey A. Issing
Page 5

              e. Please confirm that a Subsidiary   s management fee (including
any
                 performance fee), if any, will be included in    Management
Fee,    and the
                 Subsidiary   s expenses will be included in    Other Expenses
  in the Fund   s fee
                 table.

       14. On page 4, the disclosure in the last line of the first paragraph states that the Fund may invest in the securities of foreign issuers. If these include issuers in emerging markets, disclose so.

       Periodic Repurchase Offers (page 6)

       15. We note that the Fund will invest significantly in credit instruments that are illiquid.
           We also note the Fund invests    a portion of its assets in a
portfolio of cash and cash
           equivalents and liquid fixed-income securities.    Please confirm
the Fund   s
           expectation that through its cash investments it will meet its requirements to operate as an interval fund under Rule 23c-3(b)(10). Please also confirm
that the Fund   s cash
           investments do not include cash generated from selling additional Shares or from income expected to be received during the tender period.

       Risk Factors (page 11)

       16. On page 13, the disclosure in the first bullet states    The Fund
may originate loans
           to   various issuers   .    With respect to this strategy, please
address the following:

              a. Please describe here or at an appropriate place within the registration statement, the origination process and the nature of borrowers the Fund will provide loans to, the typical size and duration of the loans and the diligence the Fund performs in determining who to lend to and the amount of the loans.

              b. Please disclose, if accurate, that the Fund will be responsible for all expenses associated with originating (including research, due diligence, use of experts, structuring and negotiations) and servicing the loans (to the extent not borne by the borrowers).

              c. Please also disclose the following:

                       i. any limits on loan origination by the Fund, including a description of
                          any limits imposed by the Fund   s fundamental
investment restrictions
                          (e.g., concentration limits);

                      ii. the loan selection process, including any limits or targets on maturity and duration of individual loans, borrower, asset
class, segment,
                          collateral, and loan types and geographic location of
the borrower;

                     iii. the underwriting standards for the loans; Corey A. Issing
Page 6

                      iv. whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and

                      v. whether the Fund will set up its own lending platform to originate loans.

          We may have further comments or questions after reviewing your responses.

Summary of Fees and Expenses

       17. Do the calculations presented in the fee table assume a certain amount of leverage?
           If so, disclose this amount in the narrative preceding the fee table.

       18. Please confirm that expenses of originating loans/credit assets will be reflected in the fee table.

       19. Please insert a line item for Dividend Reinvestment and Cash Purchase Plan Fees in
           the Shareholder Transaction Expenses section of the table.

       20. Please insert a line item for Interest Payments on Borrowed Funds in the Annual
           Expenses section pursuant to Item 3 of Form N-2.

       21. If the Fund intends to invest in one or more Acquired Funds, please add a line item for Acquired Fund Fees and Expenses pursuant to Instruction 10 to
Item 3 of Form N-
           2.

       22. In footnote 6, please disclose if the Expense Limitation Agreement may be terminated, and if so, by whom.

       23. On page 17, please describe the nature of the "transaction or other fees" that are referenced in the last line of the page. Please also explain why these transaction or other fees are not reflected in the Example.

Use of Proceeds (page 18)

       24. The disclosure in this section states that the proceeds from the sale of Shares will be
           invested in accordance with the Fund   s investment objective and
strategies    as soon
           as practicable    after receipt. Please disclose with greater
specificity what time period
              as soon as practicable    means (e.g., three months). If the time
period is more than
           three months, please disclose the reason for the delay. See Item 7.2 of Form N-2;
           Guide 1 to Form N-2.

Investment Objective and Strategy (page 18)

       25. On page 19, in the third to last bullet, the disclosure states When the Fund invests in whole loans, it will typically purchase all rights, title and interest in the loans pursuant
 Corey A. Issing
Page 7

          to a loan purchase agreement directly from the lender or its
affiliate.    Please also
          disclose that the Fund   s qualified custodian will receive evidence
that the Fund owns
          the loan and will have the ability to enforce the loan.

       26. In the last bullet on page 20, the disclosure indicates that the Fund may invest in
           equity securities. Please disclose the market cap of the Fund   s
equity investments.

Neuberger Berman Platform (page 22)

       Portfolio Construction

       27. In the second sentence of the first paragraph, please clarify the
term    non-bank
           originators.

       28. The disclosure on page 22 indicates that    [t]he Adviser, as part
of its portfolio
           construction process, performs diligence on the lenders and origination platforms from which the Fund purchases Asset-Based Credit Investments
On page 24 you
           state the platforms will provide the Adviser with    pools of loans
and accompanying
           data        It is unclear what documentation and data you will
receive, and diligence
           you will perform on the underlying borrower, if any. Please revise to provide additional detail and clarity.

       29. As the Fund is characterized as non-diversified under the 1940 Act, to avoid confusion, please delete or replace the term "diversification" in the first line of the second paragraph.

       30. Also in the second paragraph, please clarify what "capital efficiency" means and what
           "high cash interest coupons" are.

Risks (page 27)

       31. In the bolded narrative at the beginning of this section, please delete or replace the term "Qualified Investors". The term implies the Fund is restricted to investors with specific objective qualifications, while there is no disclosure indicating there are any investor qualifications required for investment in the Fund.

       32. Also in the bolded narrative, please delete the phrase in the second
sentence       but
           are not meant to be an exhaustive listing of all of the potential risks associated with an
           investment in the Fund,    as it implies the disclosure is
materially incomplete.
           Alternatively, the disclosure may be revised to indicate the disclosure describes material known risks.

       33. The first line on page 28 refers to investments in    private middle
market companies.
           This is the first place this term is used in the registration statement, and it has no context. Please revise as needed.
 Corey A. Issing
Page 8

       Non-Standard or Esoteric Credit Risk

       34. Please disclose the    alternative investments    described here as
an investment strategy
           of the Fund within the prospectus.

       Risks Related to Specialty Finance Industry

       35. Please clarify within the disclosure what "technology-enabled specialty finance
           platforms" are and how they are    a novel approach to borrowing and
investing.
           Please also explain in correspondence how these platforms may fail to comply with the federal securities laws. In particular, are the loans and other products purchased from these platforms considered "securities" under the Securities Act of 1933? Please provide us your analysis.

       Fixed Income Securities Risks (page 36)

       36. On page 37, in Duration and Maturity Risk, the disclosure states The Fund has no set policy regarding portfolio maturity or duration of the fixed-income securities it
           may hold.    Throughout the prospectus, the disclosure references
the Fund   s portfolio
           of    short duration    credit investments. Please reconcile this
inconsistency.

       37. To the extent the Fund will invest in investments with a deferred interest feature, such as OID and PIK instruments, please disclose the risks associated with these investments, including that: (a) market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash; (b) use of OID and PIK securities may provide certain benefits to the Adviser including increasing management fees and incentive compensation; and (c) the required recognition of OID, including PIK, interest for
           U.S. federal income tax purposes may have a negative impact on liquidity, because it
           represents a non-cash component of the Fund   s taxable income that
must,
           nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Investment Advisory Agreement (page 61)

       38. In the third line on page 62, the disclosure references
consulting fees    that the Fund
           may accrue. Please explain to us what these are.

Net Asset Valuation (page 64)

       39. In the third paragraph of this section, the disclosure states that
the    Board has
           designated the Investment Adviser as the Fund   s [Valuation
Designee] to
           determine   fair value in good faith for any or all Fund
investments.    Please disclose
           the Adviser   s conflict as the valuation designee as it receives an
asset-based fee.

       40. The first bullet on page 66 relates to    revolvers   . Please
explain what these are.
 Corey A. Issing
Page 9


Repurchase of Shares (page 71)

       41. In the second sentence of the third paragraph of this section, please delete the words
              seek to    and    earlier but   .

       42. Please disclose whether shareholders have the ability to withdraw or modify repurchase requests. If they do, please disclose how they may do so.

       43. To illustrate the repurchase procedures, consider using graphic presentations (such as a timeline or calendar) so shareholders can readily understand the time periods used by the Fund and the significance of the Repurchase Request Deadline, the Repurchase
           Pricing Date and the Purchase Payment Date.

Anti-Takeover and Other Provisions in the Declaration and Agreement of Trust

       44. Please remove the last sentence on page 77    The foregoing is
qualified in its entirety
           by reference to the full text of the Declaration of Trust and the By-Laws, both of
           which are on file with the SEC.    Alternatively, please revise the
disclosure to state
           that you have described all material provisions.


                              Statement of Additional Information

Additional Investment Policies

       45. The Fund   s Fundamental Policy #1 excludes from the Fund   s
concentration policy
              securitized products, mortgage-backed securities and mortgage-related securities,
           as it does not consider these investments    as representing
interests in any particular
           industry or group of industries.    We believe that the Fund   s
position as currently
           worded conflicts with Section 8(b) (1) (E) of the Investment Company Act of 1940
           (   Act   ) by allowing it to reserve freedom of action to
concentrate. We also do not
           believe that it is consistent with Section 13(a) of the Act to categorically exclude these securities from counting as investments in any industry or group of industries, because concentrated investments in those securities can expose investors to risks common to one industry. Our position is that every investment - other than investments in government securities, domestic bank deposit instruments or tax exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities) - is an investment in some industry or group of industries.

          Accordingly, with respect to securitized products, a fund must determine which industry classification or classifications reasonably apply with respect to each issuance for concentration purposes. Toward this end, the fund could consider, the
          nature of a security   s underlying receivables (e.g., auto loans,
aircraft leases, etc.) to
          determine its industry classification for purposes of the fund   s
concentration policy. A
 Corey A. Issing
Page 10

          fund could also reasonably choose to classify its non-mortgage related securitized investments in a single industry for concentration purposes.

          Please revise the Fund   s concentration policy to conform to this
position and make
          any necessary conforming changes within the prospectus.

       46. The Fund   s Fundamental Investment Policy #5 states that    The
Fund will not make
           loans of money or securities to other persons   ,    with exceptions
for debt
           investments, short positions, securities lending and repurchase agreements. Please
           explain to us how this policy is consistent with the Fund   s
strategy to originate loans.

       47. Fundamental Policy #7, states that the Fund will not    purchase,
hold or deal in real
           estate [emphasis added].    Please clarify what it means to    deal
in    real estate in the
           disclosure following the Fundamental Policies.

       48. On page S-3, the disclosure describing the vote needed to change the
Fund   s
           fundamental policies relating to Share repurchases is stated differently from the vote needed to change the seven fundamental policies described on the previous page.
           Please reconcile the descriptions of the vote needed to change fundamental policies under the 1940 Act.

       49. On page S-3, with respect to the narrative relating to the Fund   s
Fundamental Policy
           #1 (concentration), we have the following comments:

              a. The disclosure states that the policy allows investment
without limit    in tax
                 exempt securities of state and municipal governments. Please disclose that
                 private activity municipal debt securities whose principal and interest
                 payments are derived principally from the assets and revenues of a non-
                 governmental entity are covered by the Fund   s concentration
policy.

              b. Please clarify that    issuers domiciled in a single
jurisdiction or country    are
                 subject to the Fund   s concentration on the bases of the
industries they are
                 engaged in.

              c. The disclosure states:

                      The Fund will interpret its policy with respect to concentration in a particular industry to apply to direct investments in the securities of issuers in a particular industry, as determined by the Adviser, so that securitizations of each type of underlying asset are treated as a separate industry from investments directly in the underlying asset type.

                  Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please revise this disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining its compliance with its
 Corey A. Issing
Page 11

                  concentration policies. In accordance with the comment above, please clarify
                  in the disclosure that the Fund   s consideration in this
regard includes the
                  underlying receivables of the Fund   s investment in
securitized products.

       50. In the last paragraph on page S-3, please state specifically that this disclosure does not apply to limits on borrowing.

Financial Statements

       51. Please confirm to us that the Fund   s financial statements will
classify loans purchased
           from lending platforms as Level 3 in the fair value hierarchy based on the valuation methodology and characterize the loans as illiquid.


                                              Part C

Exhibits

Declaration and Agreement of Trust

       52. Please disclose in an appropriate location in the prospectus, the provisions of Section
           X.7., Derivative Actions, (a) relating to the requirement of a pre-suit demand with respect to derivative actions and (c) affording the Board a reasonable amount of
           time    to consider and investigate the request.

       53. Please revise this exhibit to state that Section X.7(b), (d) and (e) do not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus each provision and note in the disclosure that the provision does not apply to claims arising under the federal securities laws.

       54. Please revise the exhibit to state that Section X.10, Exclusive Delaware Jurisdiction, does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

       55. Regarding Section X.11, please disclose in an appropriate location in the prospectus that shareholders waive the right to a jury trial.


                       *     *       *       *       *       *      *       *

        Please respond to our comments above in an amendment to the registration statement.
Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.
 Corey A. Issing
Page 12


       The Division of Enforcement has access to all information you provide to the staff of the
Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

                                                Sincerely,

                                                /x/ Karen Rossotto

                                                Karen Rossotto
                                                Senior Counsel


cc: Nicole M. Runyan, P.C. and Kim Kaufman, Esq., Kirkland & Ellis LLP
    Christian Sandoe, Securities and Exchange Commission
    Jay Williamson, Securities and Exchange Commission
    Christina Fettig, Securities and Exchange Commission